EXHIBIT 3.25

RESTATED ARTICLES OF INCORPORATION

OF

PNK (BOSSIER CITY), INC.

John A. Godfrey certifies as follows:

1. He is the Secretary of PNK (BOSSIER CITY), INC., a corporation formed under the laws of the State of Louisiana on June 9, 1993.

2. The Restated Articles of Incorporation of PNK (BOSSIER CITY), INC. accurately copy the Articles of Incorporation and all amendments thereto in effect to the date hereof without substantive change, except as follows:

(a) The following Articles in the original Articles of Incorporation have been deleted in their entirety: Article SECOND setting forth the initial registered office and agent, paragraph (b) of Article THIRD with respect to certain corporate purposes, Article SIXTH naming the first Board of Directors, Article SEVENTH naming the incorporator, Article NINTH providing for indemnification and Article TENTH with respect to amendments to the Articles of Incorporation;

(b) Article THIRD in the original Articles of Incorporation has been renumbered as Article SECOND, Article FIFTH in the original Articles of Incorporation has been renumbered as Article THIRD and Article EIGHTH in the original Articles of Incorporation has been renumbered as Article FIFTH; and

(c) Renumbered Article SECOND has been revised to state the riverboat casino is in Bossier Parish, Louisiana, the reference to Louisiana Gaming Control Law in renumbered Article THIRD has been revised and renumbered Article FIFTH with respect to liability of directors and officers has been amended.

3. The following Restated Articles of Incorporation of PNK (BOSSIER CITY), INC. were duly adopted by written consent of the sole director as of May 5, 2008, and duly adopted by written consent of the sole shareholder as of May 5, 2008.

4. The Restated Articles of Incorporation read in their entirety as follows:

FIRST: The name of the corporation is PNK (BOSSIER CITY), INC.

SECOND: The purposes for which the corporation is organized are to engage in any lawful act or activity for which a corporation may be organized under the Louisiana Business Corporation Law, including without limitation, to license, construct, develop, own and operate a riverboat casino in Bossier Parish, Louisiana.

THIRD: The aggregate number of shares which the corporation shall have authority to issue is one thousand (1,000) shares, $.01 par value. The sale, assignment, transfer, pledge or disposition of the security or securities which represent five percent (5%) or more of the total outstanding shares issued by the corporation is conditional and subject to prior approval by the appropriate licensing authority acting in accordance with the Louisiana Gaming Control Law.

FOURTH: The duration of the corporation is perpetual.

FIFTH: Pursuant to the provisions of Section 24 of the Louisiana Business Corporation Law, no director or officer of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except that this provision shall not eliminate or limit the liability of a director or officer (a) for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or in knowing violation of law, (c) for any unlawful dividend or distribution or other liability under R.S. 12:92(D), or (d) for any transaction from which the director or officer derived an improper personal benefit.

IN WITNESS WHEREOF, this instrument has been signed on behalf of PNK (BOSSIER CITY), INC. by its Secretary this 5th day of May, 2008.

PNK (BOSSIER CITY), INC.

By	/s/ John A. Godfrey
John A. Godfrey, Secretary

STATE OF NEVADA

COUNTY OF CLARK

This instrument was acknowledged before me on the 5th day of May, 2008, by John A. Godfrey, the Secretary of PNK (BOSSIER CITY), INC.

(Notary stamp)

/s/ Elaine Pumphrey
(Signature of notarial officer)